AMERICAN LITHIUM CORP.
Voting Instruction Form (“VIF”) – Annual General and Special Meeting to be held on November 15, 2023	United Kingdom Building 350 - 409 Granville St Vancouver, BC V6C 1T2

Appointee(s) I/We being the undersigned holder(s) of American Lithium Corp. hereby appoint Paul Charlish, or failing this person, Simon Clarke, or failing this person, Sam Cole	OR	Print the name of the person you are appointing if this person is someone other than the Management Appointees listed herein:

as my/our appointee with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General and Special Meeting (the “Meeting”) of American Lithium Corp. to be held at Suite 710, 1030 West Georgia Street, Vancouver, British Columbia V6E 2Y3 on Wednesday, November 15, 2023 at 10:00 a.m. (Vancouver Time) or at any adjournment thereof.

1. Number of Directors. To set the number of directors to be elected at the Meeting to at seven (7).	For ☐	Against ☐
2. Election of Directors.	For	Withhold		For	Withhold		For	Withhold
a. Andrew Bowering	☐	☐	b. Simon Clarke	☐	☐	c. Laurence Stefan	☐	☐
d. G.A. (Ben) Binninger	☐	☐	e. Alex Tsakumis	☐	☐	f. Claudia Tornquist	☐	☐
g. Carsten Korch	☐	☐
3. Appointment of Auditors. To appoint Ernst & Young LLP, Chartered Professional Accountants, as auditor of the Company, and to authorize the directors to fix the remuneration.	For ☐	Withhold ☐
4. Compensation Plan. To consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution approving the Company's amended omnibus incentive plan.	For ☐	Against ☐

	Signature(s):	Date
Authorized Signature(s) - This section must be completed for your instructions to be executed.
I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. If no voting instructions are indicated above, this VIF will be voted as recommended by Management.		/ /
MM / DD / YY

Interim Financial Statements - Check the box to the right if you would like to receive interim financial statements and accompanying Management's Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email.	☐	Annual Financial Statements - Check the box to the right if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. See reverse for instructions to sign up for delivery by email.
☐

This form of VIF is solicited by and on behalf of Management.

VIFs must be received by 10:00 a.m. Pacific Time, on November 13, 2023.

Notes to VIF

1. Each holder has the right to appoint a person, who need not be a holder, to attend and represent him or her at the Annual General and Special Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen appointee in the space provided on the reverse.

2. If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the holders must sign this VIF in the space provided on the reverse.  If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

3. This VIF should be signed in the exact manner as the name appears on the VIF.

4. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this VIF will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this VIF will be voted as recommended by Management.

6. The securities represented by this VIF will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This VIF confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This VIF should be read in conjunction with the accompanying documentation provided by Management.

INSTEAD OF MAILING THIS VIF, YOU MAY SUBMIT YOUR VIF USING SECURE ONLINE VOTING AVAILABLE ANYTIME:

To Vote Your VIF Online please visit: https://login.odysseytrust.com/pxlogin You will require the CONTROL NUMBER printed with your address to the right. If you vote by Internet, do not mail this VIF.
To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at www.odysseycontact.com.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.